UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

ZIYANG CERAMICS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98975X102

(CUSIP Number)

June 20, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98975X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CD INTERNATIONAL ENTERPRISES, INC. 13-3876100

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0 (2)

	6	SHARED VOTING POWER

814,732 (1) (2)

	7	SOLE DISPOSITIVE POWER

0 (2)

	8	SHARED DISPOSITIVE POWER

814,732 (1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

814,732 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC , CO
FOOTNOTES

General: This statement reflects the Reporting Person's beneficial ownership of the Issuer as of the date of this statement.

(1)Shares held indirectly through the Reporting Person's wholly-owned subsidiaries China Direct Investments, Inc., CDI Shanghai Management Co. and Capital One Resource Co., Ltd.

(2) Excludes 340,000 shares beneficially owned by a subcontractor to the Reporting Person who is an unrelated third party that provided services to the Reporting Person in connection with the acquisition of China Ziyang Technology. The Reporting Person disclaims beneficial ownership of the 340,000 shares beneficially owned by this subcontractor and the inclusion of these shares in this statement shall not be deemed an admission of beneficial ownership of any of these shares for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

CUSIP No.	98975X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Direct Investments, Inc. 20-2307927

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

505,621 (2)

	6	SHARED VOTING POWER

0 (2)

	7	SOLE DISPOSITIVE POWER

505,621 (2)

	8	SHARED DISPOSITIVE POWER

0 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

505,621 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	98975X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CDI Shanghai Management Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Peoples Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

10,000

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

10,000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	98975X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Capital One Resource Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Brunei

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

299,111

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

299,111

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

Item 1.

(a)	Name of Issuer
Ziyang Ceramics Corporation

(b)	Address of Issuer’s Principal Executive Offices
LvBiao Industrial Park Longdu Street Zhucheng City, Shangdong Province China 262200

Item 2.

(a)	Name of Person Filing
China Direct Investments, Inc. CDI Shanghai Management Co. Capital One Resource Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence

China Direct Investments, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, FL 33441
a Florida corporation

CDI Shanghai Management Co.
59 Maoming Rd. (S), W6351
Shanghai, China 20020
a Chinese company

Capital One Resource Co., Ltd.
Room 804, Sino Center
582-592 Nathan Rd
Hong Kong 852
a Brunei company

(c)	Citizenship
See response to Items 2(a) and (b) above.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
98975X102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 814,732

(b)	Percent of class: 8.1

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 814,732

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 814,732

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

CD International Enterprises, Inc. is the parent holding company of China Direct Investments, Inc., CDI Shanghai Management Co. and
Capital One Resource Co., Ltd.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CD International Enterprises, Inc.

Date: September 11, 2012	By:	/s/ Yuejian (James) Wang
Name: Yuejian (James) Wang
Title: Chief Executive Officer

China Direct Investments, Inc.

Date: September 11, 2012	By:	/s/ Andrew Goldrich
Name: Andrew Goldrich
Title: Vice President

Capital One Resource Co., Ltd.

Date: September 11, 2012	By:	/s/ Xiaowen Zhuang
Name: Xiaowen Zhuang
Title: General Manager

CDI Shanghai Management Co., Ltd.

Date: September 11, 2012	By:	/s/ Xiaowen Zhuang
Name: Xiaowen Zhuang
Title: General Manager

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)